Exhibit 99.1

Cenovus appoints Claude Mongeau to Board of Directors

Calgary, Alberta (December 1, 2016) – Cenovus Energy Inc. (TSX: CVE) (NYSE:CVE) today announced the appointment of Claude Mongeau to its Board of Directors effective immediately. Mr. Mongeau was with Canadian National Railway Company for 22 years, including serving as the company’s President & Chief Executive Officer for six and a half years before he stepped down from his role in July 2016. Mr. Mongeau has also held a number of other senior leadership roles during his business career.

“Claude Mongeau brings a wealth of knowledge and experience from many sectors of the economy, including business and government, in both Canada and the U.S.,” said Michael A. Grandin, Chair of the Board of Directors. “His expertise will be a substantial benefit to Cenovus.”

Mr. Mongeau is currently a member of the Board of Directors of The Toronto-Dominion Bank.

Cenovus Energy Inc.

Cenovus Energy Inc. is a Canadian integrated oil company. It is committed to applying fresh, progressive thinking to safely and responsibly unlock energy resources the world needs. Operations include oil sands projects in northern Alberta, which use specialized methods to drill and pump the oil to the surface, and established natural gas and oil production in Alberta and Saskatchewan. The company also has 50% ownership in two U.S. refineries. Cenovus shares trade under the symbol CVE, and are listed on the Toronto and New York stock exchanges. Its enterprise value is approximately $20 billion. For more information, visit cenovus.com.

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CENOVUS CONTACTS: Investor Relations Kam Sandhar Vice-President, Investor Relations & Corporate Development 403-766-5883 Steve Murray Senior Analyst, Investor Relations 403-766-3382	Media Reg Curren Senior Media Advisor 403-766-2004 Media Relations general line 403-766-7751